EXHIBIT 17.1

August 19, 2008

Shawn Landgraf

Steve Rubakh

Power Sports Factory, Inc.

6950 Central Highway

Pennsauken, NJ 08109

Dear Shawn and Steve,

This letter is to notify you that I, Steven Kempenich, terminate the Confidentiality Agreement dated August 14th, 2008. As per Paragraph 4 of the Confidentiality Agreement, it is my right to do so within three business days notice.

Also, since a Separation Agreement has not been agreed to, I must point out that I am still the CEO, a Board of Director and a Shareholder of Power Sports Factory. If there was a Board meeting that removed me as CEO or made anyone else CEO, I was never made aware of the Board meeting and I have also not seen a Board Resolution to that effect.

As such, all SEC filings must be sent to me for review and I request that I be notified of any Board meetings in the future.

Regards,

/s/    Steven Kempenich

Steven Kempenich